16001757

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 41389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 16th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Iannuzzi (212) 350-7214
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

Oath or Affirmation

I, Paul Cantor, swear (or affirm) that, to the best of knowledge and my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beech Hill Securities, Inc. as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified In Suffolk County
My Commission Expires July 08, 2017

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEECH HILL SECURITES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2015

BEECH HILL SECURITIES, INC.
TABLE OF CONTENTS

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
MaryAnn Ciccarelli, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the accompanying financial statements of Beech Hill Securities, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Beech Hill Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Beech Hill Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented on pages 16 through 18 has been subjected to audit procedures performed in conjunction with the audit of Beech Hill Securities, Inc.'s financial statements. The supplemental information is the responsibility of Beech Hill Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 23, 2016

BEECH HILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents		$ 69,227
Receivables from clearing organization		946,146
Securities owned, at fair value		143,239
Deposit with clearing broker		100,000
Prepaid expenses		105,387
Security deposits and other assets		210,302
Furniture and office equipment	$ 1,199,210	
Leasehold improvements	91,759	
	1,290,969	
Less accumulated depreciation	(1,157,309)	
Total property and equipment		133,660
Total assets		$ 1,707,961

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 170,766
Commissions payable	224,434
Total liabilities before subordinated borrowings	395,200
Subordinated Borrowings	300,000
Total liabilities	695,200
Stockholders' equity	
Common stock - no par value; 200 shares authorized, 168.94 shares issued and 147.69 shares outstanding	766,412
Retained earnings	373,738
Less 21.25 shares of common stock in treasury, at cost	(127,389)
Total stockholders' equity	1,012,761
Total liabilities and stockholders' equity	$ 1,707,961

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	
Commissions	$ 3,631,801
Trading gains and losses - net	10,960
Interest and dividends	29,972
Rebates	69,102
Affiliated income	179,759
Syndicate	507,750
Other income	773,780
	5,203,124
Expenses	
Employee compensation and benefits	3,206,952
Floor brokerage, exchange and clearance fees	728,083
Communications and data processing	387,446
Occupancy related costs	384,639
Interest expense	10,447
Professional fees	158,929
Travel, meals and entertainment	51,757
Other expenses	332,663
	5,260,916
Net (loss) before income taxes	(57,792)
Provision for income taxes	10,193
Net (loss)	$ (67,985)

BEECH HILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	NUMBER OF SHARES	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL EQUITY
Balance, January 1	134.26	$ 766,412	$ 441,723	$ (227,389)	$ 980,746
Contributions of capital	13.43	-	-	100,000	100,000
Net (loss)	-	-	(67,985)	-	(67,985)
Balance, December 31	147.69	$ 766,412	$ 373,738	$ (127,389)	$ 1,012,761

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated borrowings - January 1	$	300,000
Additional subordinated borrowings		-
Repayments of subordinated borrowings		-
Subordinated borrowings - December 31	$	300,000

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(67,985)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Depreciation		37,990
Unrealized (gains) on securities owned		(7,171)
Realized (gains) on securities owned		(3,789)
Change in operating assets and liabilities:		
Receivables from clearing organizations		(66,069)
Prepaid expenses, security deposits and other assets		(15,429)
Securities owned		144,360
Accounts payable and accrued expenses		(166,856)
Commissions payable		104,231
Net cash (used in) operating activities		(40,718)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(12,787)
Net cash (used in) investing activities		(12,787)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions of capital		100,000
Net cash provided by financing activities		100,000
Net increase in cash and cash equivalents		46,495
Beginning cash and cash equivalents		22,732
Ending cash and cash equivalents		69,227
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid		10,447
Taxes paid		10,055

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1: ORGANIZATION AND BUSINESS

Beech Hill Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company's main office is located in New York, New York.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2015 there was no allowance for doubtful accounts as management believes that all receivables are fully realizable. It is reasonably possible that the Company's estimate of the provision for allowance for doubtful accounts will change.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, fixtures, office equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term. Maintenance and repairs are charged to expenses as incurred while major renewals and betterments are capitalized.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Leasehold Improvements (Continued)
When items of property and equipment are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and a gain or loss (if any) is included in earnings in the period of disposal.

Revenue Recognition
Securities transactions and commission revenue and expenses are recorded on a trade date basis. Fee income and related expenses are recognized when earned and incurred, respectively, arising from financial advisory services provided by the Company to its clients. Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and is recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis.

Income Taxes
The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination based on its technical merits. Management has analyzed the tax positions taken by the Company and has determined that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.

The Company's U.S. Federal, state and local income tax returns prior to fiscal year 2012 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2015.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated subsequent events through February 23, 2016, the date the financial statements were available to be issued.

NOTE 3: RECEIVABLES FROM CLEARING ORGANIZATION

Due from clearing organization at December 31, 2015 consists of $946,146 of net proceeds received from trading activities and commissions.

NOTE 4: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following table shows the balances of major classes of furniture, equipment and leasehold improvements, their estimated useful lives, and the accumulated depreciation and amortization for each class at December 31, 2015:

Equipment and Software	3 to 5 years	$ 850,500
Furniture	5 years	348,710
Leasehold improvements	Shorter of lease term and estimated useful life	91,759
		1,290,969
Less – Accumulated depreciation and amortization		(1,157,309)
		$ 133,660

Depreciation and amortization expense for the year ended December 31, 2015 was $37,990.

NOTE 5: SUBORDINATED BORROWINGS

The Company has borrowings of $300,000 subject to subordination agreements, which are more fully described as follows:

Description	Effective	Maturity	Rate	Balance Due
Note payable to stockholder	January 1, 2014	December 31, 2017	3%	$ 100,000
Note payable non stockholder	March 7, 2014	March 16, 2017 (Due to expire March 2016, executed auto renewal)	3%	100,000

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5: SUBORDINATED BORROWINGS (Continued)

Description	Effective	Maturity	Rate	Balance Due
Note payable to non stockholder	October 24, 2012	December 31, 2016 (Executed auto renewal of 2 years, based on 2014)	3%	100,000
				$ 300,000

On January 1, 2014, a new equity-subordinate loan was signed, which has a term of three years expiring December 31, 2017.

On March 7, 2014, a new equity-subordinate loan was signed, which has a term of 1 year expiring March 16, 2015 but has been extended for auto renewal for an additional year set to expire March 16, 2016 and will auto renew for an additional year.

Interest expense incurred on the loans for the year ended December 31, 2015 amounted to $9,000. The subordinated borrowings were included in the computation of net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

> Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table presents the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Municipal Securities	$ 0	$ 143,239	$ 0	$ 143,239

Municipal securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7: RELATED PARTY TRANSACTIONS

The Company, serving as introducing broker, earned commission income during 2015 of approximately $43,071 from an affiliated investment relationship. The owners of the Company are the general partners of the investment funds from which such income was earned and expenses were incurred. Such amounts were included in commission income and commission, clearing, and floor brokerage expenses on the statement of income, respectively.

The Company shares office space and certain personnel with a related entity, Beech Hill Advisors, which is a registered investment advisor that is also owned by the owners of the Company. Beech Hill Advisors has separate management and is otherwise not dependent upon the Company. Beech Hill Advisors paid the Company $136,688 for the use of shared office space, to reimburse the Company for the use of its employees, for brokerage expenses and general revenue sharing. Such amounts are included in affiliated income in the statement of income.

NOTE 8: LEASES

The Company occupies office space under a lease through February 28, 2019. Under the terms of the lease, the base rent is subject to changes for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. Pursuant to this lease, the Company maintains a rent security deposit in the amount of $30,000, which is reflected in the other assets in the statement of financial condition. Rent expense was $349,808 for the year ended December 31, 2015 and is included in occupancy and related costs in the statement of income.

The Company also subleases a portion of its facilities to other parties, which resulted in non-broker dealer related income of $201,750. Two of those leases are long-term and require fixed monthly rental payments through December 31, 2019 while the remaining leases are month to month.

Future minimum commitments under the above long-term leases, including sub-lease income, are as follows as of December 31, 2015:

For the years ended December 31:	Minimum lease commitments	Sublease income
2016	$ 319,440	$ 132,000
2017	319,440	132,000
2018	319,440	132,000
2019	53,240	22,000
	$ 1,011,560	$ 418,000

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 9: 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2015, the Company made no matching contributions.

NOTE 10: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is involved, from time to time, in proceedings with and investigations by governmental agencies and self-regulatory organizations.

NOTE 11: COMMITMENTS AND CONTINGENCIES

As of the date of the financial statements, there are no material commitments or contingencies requiring accrual or disclosure other than those that have already been discussed throughout the report.

NOTE 12: WARRANTS

From time to time, the Company is party to investment banking transactions where the Company may receive warrants of issuing parties as part of its compensation. However, the Company also assigns these warrants to third parties and, accordingly, any value ascribed to the warrants is offset by a liability due to the third party. No assets or liabilities are reflected in the financial statements for these warrants as the value of warrants held by the Company are immaterial.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 13: TREASURY STOCK

The Company sold 13.43 shares of stock from treasury to a shareholder for $100,000. At December 31, 2015, the Company had 21.25 shares of stock still held in treasury at a cost of $127,387.

NOTE 14: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company has net capital of $955,425, which is $705,425 in excess of its required net capital of $250,000. The Company's net capital ratio is 0.41 to 1.

NOTE 15: ACQUISITION

The Company took over the operations and client list of a broker dealer, Abramson Financial, on December 1, 2015. No net assets were acquired in the acquisition and nominal consideration was paid to the owner of this entity.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Net capital:	
Total stockholders' equity	$ 1,012,761
Add:	
Subordinated borrowings allowable in the computation of net capital	300,000
Deductions and charges:	
Nonallowable assets:	
Due from clearing broker	2,105
Prepaid expenses, security deposits and other assets	140,387
Furntiure and equipment (net)	133,660
Other assets	72,777
Total	348,929
Net capital before haircuts on security positions	963,832
Haircut on securities positions	8,407
Net capital	$ 955,425
Aggregate indebtedness	$ 395,200
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum net capital requirement)	$ 250,000
Excess of net capital	$ 705,425
Excess of net capital at 1,000%	$ 655,425
Ratio of aggregate indebtedness to net capital	0.41:1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

See independent auditors' report
on supplementary information

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly there are no items to report under the requirements of this rule.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3.
The Company does not carry securities for customer accounts in a custodial capacity.
Accordingly there are no items to report under the requirements of this rule.

BEECH HILL SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON
MANAGEMENT'S STATEMENT REGARDING
COMPLIANCE WITH THE EXEMPTION
PROVISIONS OF SEC RULE 15c3-3

DECEMBER 31, 2015

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
MaryAnn Ciccarelli, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

We have reviewed management's statements, included in the accompanying statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Beech Hill Securities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Beech Hill Securities, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Beech Hill Securities, Inc. stated that Beech Hill Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beech Hill Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beech Hill Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 23, 2016

BH | *Beech Hill Securities, Inc.*

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Beech Hill Securities, Inc. ("the Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the reporting period January 1, 2015 through December 31, 2015, the Company has met the identified exemption provision without exception.

Paul Cantor, President
Beech Hill Securities, Inc.
February 23, 2016

880 Third Avenue, 16th Floor • New York, NY • 10022-4730 • tel: 800.456.0500 • tel: 212.350.7200 • fax: 212.350.7201
www.beechhillsecurities.com

BEECH HILL SECURITIES, INC.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2015

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
MaryAnn Ciccarelli, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Beech Hill Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Beech Hill Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Beech Hill Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Beech Hill Securities, Inc.'s management is responsible for Beech Hill Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers in our Calculation of SIPC Assessment, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers in our Calculation of SIPC Assessment supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******641*******************ALL FOR AADC 100
041389 FINRA DEC
BEECH HILL SECURITIES INC
ATTN: MATTHEW MURPHY
880 3RD AVE FL 16
NEW YORK NY 10022-4730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,615

B. Less payment made with SIPC-6 filed (exclude interest) (4828.00)

7.28.2015
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 5,787

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,787

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,787

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beech Hill Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of 23, 2016.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,203,124
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	9000
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	10447
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	19,447
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	728,038
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	19,960
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sublease Income (Deductions in excess of $100,000 require documentation)	218213
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10447	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	10447
Total deductions	976,659
2d. SIPC Net Operating Revenues	$ 4,245,913
2e. General Assessment @ .0025	$ 10,615 (to page 1, line 2.A.)

BEECH HILL SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

DECEMBER 31, 2015

WAGNER & ZWERMAN LLP

Certified Public Accountants

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
MaryAnn Ciccarelli, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

We have reviewed management's statements, included in the accompanying statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Beech Hill Securities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Beech Hill Securities, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Beech Hill Securities, Inc. stated that Beech Hill Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beech Hill Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beech Hill Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 23, 2016

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Beech Hill Securities, Inc. ("the Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the reporting period January 1, 2015 through December 31, 2015, the Company has met the identified exemption provision without exception.

Paul Cantor, President
Beech Hill Securities, Inc.
February 23, 2016